Mail Stop 0306

April 6, 2005



Via: US Mail and Facsimile to (317) 347-6201


Mr. Stephen J. Alesia
Vice President and Chief Financial Officer
Hurco Companies, Inc.
One Technology Way
Indianapolis, IN  46268

	RE:	Hurco Companies, Inc.
	            Form 10-K for the fiscal year ended October 31,
2004
		Form 10-Q for the quarter ended January 31, 2005
		File No. 000-09143

Dear Mr. Alesia:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended October 31, 2004

Item 7. Management`s Discussion and Analysis - Page 15

Results of Operations - Page 17

      Selling, General and Administrative Expenses (SG&A) - Page
19
1. When you cite more than one factor in explaining the change in a financial statement line item, the amounts of the individual factors cited, including offsetting factors, should be separately quantified.
For example, revise future filings to quantify the key drivers of higher SG&A expenses in fiscal 2004 such as increased currency translation effects and higher sales commissions paid. In addition, each significant factor that contributed to the significant variances in net sales and expenses should also be quantified and discussed. Please apply throughout MD&A to the extent practicable in future filings.
Restructuring Charges
2. We note that you discontinued the production and sale of underperforming products. In future filings, please disclose the products discontinued and make quantified disclosures about anticipated and actual cost savings derived from your restructuring efforts during the periods presented.

Financial Statements

Report of Independent Registered Public Accounting Firm - Page 28
3. The audit report included in the Form 10-K filed in EDGAR is not signed. In future filings ensure that the audit report includes the conformed signature of your independent auditor. Refer to Regulation
S-X, Article 2.

Consolidated Statements of Operations

4. It appears that your service fee revenues were over 10 percent of total revenues for the periods presented. In future filings revise your income statement to separately disclose revenues from the sale of products, services, and other products if revenues from any individual referenced component are more than 10 percent of the total revenue for the year. Related costs and expenses should also be disclosed separately. Refer to Regulation S-X, Article 5-03(b)(1) and (2).
5. We note that "variable options expense" is included as a non-operating expense in your consolidated statement of operations.
In
future filings, please revise to include as part of operating expense or tell us why the current presentation is appropriate.


Note 1: Summary of Significant Accounting Policies

      Hedging
6. We note that you entered into forward currency forward exchange contracts to hedge inter-company liabilities and commitments denominated in foreign currencies. We also note that you are accounting for them as cash flow hedges. Please explain how you met the criteria in paragraph 40 of SFAS 133, including subparagraphs A,
B, and C as applicable.

Revenue Recognition

7. Describe the significant terms of your agreements with distributors, including payment, return, exchange, and other
significant matters.   Supplementally explain and support when you
believe it is appropriate to recognize revenue of products sent to distributors. Revise future filings as necessary. Refer to SAB 104 and to SFAS 48 in your response.
8. We note that title is retained for products sent to certain foreign locations under a "retention of title clause." Tell us more about this. For example, who has the risk of loss in the event of theft or physical destruction or damage to the product? Who carries insurance on the property after the products are shipped?  Tell us in
greater detail why you believe your current accounting complies with
GAAP.
9. Supplementally describe the existing inventive programs
currently
in place.  Are these shown as a reduction of revenue?  When are they
recorded and how are they measured?  Tell us how volume discounts
and
sales incentives are estimated at the time of shipment. Refer to EITF 01-9 in your response.
10. If shipping and handling fees and/or costs are material, please
quantify these revenues and costs and explain in future filings how
they are classified in the income statement. Refer to EITF 00-10 in
your response.
11. Supplementally and in detail, explain the nature of your product
or products. Do you sell hardware and software separately or together? If together, how do you allocate revenue to these
elements?   Are customers provided with a right to receive
additional
software products free or at a reduced price? Does your fee also cover PCS or other service elements? How is revenue allocated and recognized for PCS and other service arrangements? Explain how you comply with SOP 97-2. Note that reference to accounting literature is not sufficient disclosure.

Note 8 - Stock Options
12. In future filings please relocate the disclosures required by SFAS 148 to include in the summary of significant accounting policies in your financial statements.

Note 9. Related Party Transactions
13. We note that you have presented summarized financial information for two affiliates accounted for using the equity method. We assume that the affiliates do not meet the significance criteria set forth under Rule 3-09. Please confirm and provide your calculation. You need only provide your detailed computations for the income test (condition 3) as outlined in Rule 1-02(w).

Note 14 - Segment Information - Page 52
14. Disclosure of long-lived assets by geographic area under SFAS
131
should present tangible assets only and should not include intangibles or investments. See question 22 in the FASB Staff Implementation Guide to Statement 131. Revise future filings as necessary.
15. If revenues derived from any particular foreign country are material, revise future filings to disclose the name of the country and the amount of revenue from the country. Refer to paragraph 38(a)
SFAS 131.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
824-5529 or me, at (202) 942-1731 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 942-1984 with any other concerns.


							Sincerely,


							Angela Crane
							Accounting Branch Chief
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Mr. Stephen J. Alesia
Hurco Companies, Inc.
April 6, 2005
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